SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                          -----------------------------

                                   FORM 10-SB
                          -----------------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                          ----------------------------

                            FLEXEMESSAGING.COM, INC.
                          -----------------------------
                 (Name of Small Business Issuer in its charter)


                   Idaho                                        82-0485978
        -------------------------------                     ----------------
        (State or other jurisdiction of                     (I.R.S. Employer
        incorporation or organization)                      Identification No.)


        Level 27 Grosvenor Place
        225 George Street
        Sydney, Australia                                              NSW 2000
        ------------------------                                       --------
       (Address of principal executive offices)                      (Zip code)

                 Issuer's telephone number: (011) 61 2 9250-8888
                                 ---------------


Securities to be registered pursuant to Section 12(b) of the Act: none

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock
                                                                 ---------------
                                                                (Title of Class)

                                TABLE OF CONTENTS
                                                                           Page
                                                                           ----
PART I

Item 1.     Description of Business                                           3

Item 2.     Management's Discussion and Analysis                             10

Item 3.     Description of Property                                          20

Item 4.     Security Ownership of Certain Beneficial Owners
            and Management                                                   21

Item 5.     Directors, Executive Officers, Promoters and
            Control Persons                                                  21

Item 6.     Executive Compensation                                           24

Item 7.     Certain Relationships and Related Transactions                   25

Item 8.     Description of Securities                                        25

PART II

Item 1.     Market for Common Equities and Related
            Stockholder Matters                                              27

Item 2.     Legal Proceedings                                                27

Item 3.     Changes in and Disagreements with Accountants                    28

Item 4.     Recent Sales of Unregistered Securities                          28

Item 5.     Indemnification of Directors and Officers                        28

PART F/S

Financial Statements                                                         29

PART III

Item 1.     Index to Exhibits                                                30

Item 2.     Description of Exhibits                                          30

                                     PART I

The Company cautions readers regarding certain forward-looking statements in the following discussion and elsewhere in this document or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are not based on historical information but relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company disclaims any obligation to update forward-looking statements.

Item 1.  Description of Business

FlexEmessaging.Com, Inc. was formed under the laws of the State of Idaho on August 29, 1957 under the name of Siler Equipment Sales, Inc. to salvage and sell scrap metal, mine timber and related mining products (the "Company"). Thereafter, the name of the Company was changed to American Network Technologies, Inc. on February 20, 1996, to Piazztec International, Inc. on June 18, 1997 and Siler Ventures, Inc. ("SVI") on February 23, 1998. On February 15, 1999, the Company changed its name to FlexEmessaging.Com, Inc. to better reflect the new industry in which it now operates upon the successful reverse acquisition of Trade Wind Group Pty Limited ("TWG"), a wholly-owned subsidiary of Trade Wind Communications Limited, a Bermuda corporation ("TWC").

On February 5, 1999, the Company entered into a business combination with TWC to purchase all of its business assets, consisting of the stock of TWG, in exchange for the issuance of 8.8 million shares of common stock of the Company, thereby completing a reverse acquisition of the Company, and with Atlantic International Capital Holdings Ltd., a Bermuda corporation, to provide financing arrangements of $3,660,000 through the sale of the Company's common stock pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, (some shares have been sold utilizing private placements with the remaining shares presently being held in escrow subject to the completion of such private placements). Thus, any references to past accomplishments of the Company and its financial information shall relate solely to TWG, as combined, since SVI (now known as Flexemessaging.com, Inc.) has been inactive for several years.

The Company is now primarily engaged in two major business segments: voice and data systems and broadcast fax. The Company's voice and data systems segment (hereinafter referred to as the "Voice and Data Division") is a distributor of communication systems and data applications for financial traders and emergency services operations. The Company's broadcast fax segment (hereinafter referred to as the "Flexifax Division") provides customers with a global enhanced fax broadcast service originating from the customers' desktop personal computer ("PC").

The Company presently operates through eight subsidiaries incorporated under the laws of New South Wales, Australia and Singapore and with approximately 70 full-time employees. One of the eight subsidiaries of the acquired TWG is a wholly-owned subsidiary called Trade Wind Marketing Pty Ltd ("TWM"), a New South Wales, Australian corporation. The Company's above-described operating divisions operate under TWM using the tradename of 'Flexifax Global Services' and 'Voice & Data'. For historical reasons, Voice & Data division was previously referred to as "Trade Center Products" in the market. The Company's principal office is located in Sydney, Australia. The Company's assets consist of office equipment, leasehold improvements and the value of its on-going business operations.
                                       3

Outlook

Over the next 12 months the Company plans to re-position its offerings of products and services into a more broad-based messaging operation, reducing its dependence the carriage of fax traffic over a fax network and focusing on offering specific channel based value added services to customers. To facilitate this, the Company plans to develop strategic relationships and/or partnerships with telecommunications carriers, Internet Service Providers ("ISPs") and companies with complementary messaging technologies or services, possibly even potential competitors. These relationships could cover areas and activities such as sales, product marketing, services, technology sharing, network partnering, traffic distribution and/or service provision agreements. The Company may divest itself of certain technologies in order to move to newer ones or seek to provide alternative methods of global traffic distribution, thus providing more scope for efficient and cost effective distribution of its customers messaging traffic. The Company also plans to expand its Voice and Data Division further into call center applications and is negotiating with IPC Information Systems ("IPC"), a New York corporation, which is a world leader in the delivery of integrated multimedia communications solutions to the financial trading industry, to distribute its Turret systems (defined hereinafter under Voice and Data Division) in Australia. This will complement the Voice and Data Division call center operations presently supplying Rockwell Electronic Commerce ("Rockwell") and related activities.

Overview

FlexiFax Division

Flexifax Global Services ("Flexifax") was initially started about 5 years ago whereby the company saw the growing need for sending information by fax efficiently to multiple destinations. It was envisaged that the world would be sending their messages from the desktop rather than from the fax machine. Thus all future development would be based on the digital environment of the desktop. The Company purchased a software application utilizing a Tandem Computer and enhanced its functionality and efficiency. The Company then gradually established a global network with remote nodes, which are industrial PC's with fax cards, in international centers such as London, New York, Hong Kong, Tokyo, Singapore, Wellington, Auckland and most of the major cities in Australia (the "FlexiFax Global Network" or "Global Network"). Distributors were appointed in some countries, mainly where nodes existed. The Company also established a minimal presence in London and Singapore.

Product Evolution

FlexiFax today is a digital fax and email broadcasting service which distributes a document from a user's desktop to potentially thousands of recipients' fax machines and/or PCs. The software enables stand-alone or networked PC users to connect to the FlexiFax Global Network. The service offers a number of key features:

|X|         Broadcast directly from the desktop
|X|         Minimum online sending time
|X|         Fine print  definition  due to  transmission  of document in digital format
|X|         Flexible and secure list database management
|X|         Web browser connection
|X|         File attachment.

The growth of fax, and especially IP fax (see below) continues and the potential for broadcast fax in the business-to-business area is a long way from being fully realized.

The use of e-mail and other forms of Internet-based messaging are also growing at an even greater rate. These methods are complementary to, rather than competitive with, fax broadcasts as each are suited to particular tasks. Accordingly, FlexiFax now offers the capability of broadcasts that combine fax and email addresses, with the added option of Web-browser access to its network, leaving the choice of method to the senders, based on the customers'
preferences. The next stage of the Company's evolution is to provide a high degree of specialist value added services across all messaging technologies and become involved in the growth of technologies, such as e-mail management outsourcing and e-commerce, where messaging forms are an essential part of the service.

Market Segmentation

The large potential of the total broadcast messaging market arises from its wide `catchment' area and also from the innovation and added value that it brings to organizations using more conventional methods.

Users of broadcast messaging include, but are not limited to:

|X|         Banks, Securities Houses and Brokers
|X|         Public Relations and Marketing Companies
|X|         Wholesale  Distributors  (e.g.  Computer Products,  Books,  Records,
            Food)
|X|         Life Insurance and Superannuation Companies
|X|         Shipping and Freight Forwarders
|X|         Accountancy Firms
|X|         Professional Associations
|X|         Political and Lobby Organizations
|X|         Government and near-Government Organizations

Global Service

FlexiFax uses Internet Protocol ("IP") to communicate across its Global Network of strategically located nodes controlled by the international hub in Sydney. The technology ensures efficient use of bandwidth, adaptability to new messaging technologies and control of network performance. The global architecture of the system lends itself to the establishment of local subsidiaries, branch offices and distributors. The service is available anywhere in the world, supported by a central 24-hour Help Desk and dedicated support teams.

Strengths for the Future.

Frost & Sullivan have estimated that global IP faxing will increase from 6 million minutes in 1997 to around 90 million minutes by the end of 2001. There is even more rapid growth in the volume of email. FlexiFax's IP messaging technology, combining fax and email in the same broadcast, provides a platform springboard for becoming a broad-based global messaging company, which stands to benefit greatly from the expansion of the market and the power of the Internet.

Growth Record

Delivered fax minutes have risen from 280,000 in 1995 to 17 million in 1998, with a gross margin (before commissions to distributors) of over 60%. This is believed to be at least as good as our significant competitors.

Strategy for Future Growth

The Company's current strategy is to have a sales and support teams presence in key regions - initially to be Europe and USA, to promote its fax broadcast business. The Company believes that a direct presence is preferable in the major international zones, with the distributorship model ideal for the smaller markets. The Company recognizes that for strong growth in the future it has to re-position itself into the broad-based electronic messaging market and focus on specific market channels to provide value added services. The Company has to move from its reliance on faxing technology and its use of a fax only global network if it wants to share more in the high growth in the Internet. This will involve the Company managing much higher volumes of client electronic messaging business but with a lower unit cost and margin, preferably with revenue realized on a per transaction basis. The management plans to achieve this by aligning the Company with, and leveraging off, larger players or recognized leaders in their field, and then providing specialist added value messaging services to them and their customers, in addition to providing the benefits to the Company's own customers. This will involve partnerships or even joint ventures with other technology companies or service providers and may involve alternative methods of global traffic distribution and change in the company's customer profile. By repositioning in this way the Company can seize opportunities that may present themselves to move into yet other growth areas, such as e-commerce, unified messaging or other growing markets. This is where the Company can take advantage of the fact that messaging technology has to be included as an essential part of the business. The Company's growing position in call centers (See Voice and Data Division) is expected to open new opportunities for electronic messaging, universal messaging, messaging/E-mail outsourcing and e-commerce.

The Company thus plans to develop strategic relationships, joint ventures and/or partnerships with telecommunications carriers, ISPs or companies with complementary messaging technologies and services, even potential competitors. These relationships, joint ventures or partnerships could cover areas and activities such as sales, product marketing, services, technology sharing, network partnering, and traffic distribution. This may include the Company divesting itself of certain technologies in order to move to newer ones, providing more scope for efficient and cost effective distribution of its messaging traffic or value added services or may involve alternative methods of global traffic distribution.

Voice and Data Systems Division

The Voice and Data Systems Division is a leading systems integrator and distributor of data and communications applications in Australia and New Zealand, providing effective solutions to the critical needs of clients across many sectors. This Division has maintained operating profits since its establishment more than 12 years ago. The Company plans to expand its opportunities through the development of call centers. Call centers are growing in Australia and Asia at an annual rate of 25% and there is increasing demand for more sophisticated and cost-effective technology. This Division is ideally situated to capitalize on this growing trend with a range of world-class products.

As a leading systems integrator and distributor of data and communications applications in Australia and New Zealand, this Division provides effective solutions to the following cross sectors: stock and futures exchanges, financial institutions, emergency service providers, government agencies, airlines, public utilities, industrial companies and hospitals. This Division maintains a dominant position in the financial, commercial, government and emergency services markets as a specialist provider of leading edge communications products, systems integration and turnkey solutions.

The Voice and Data Systems Division has developed or supplied outstanding products for use by its clients including:

o V Band - digital dealer board ("turret") systems (recently acquired by IPC Systems for which the Company is negotiating to become the Australian distributor)

o        Multitone - paging, wide-area call-out systems, DECT cordless PABX

o        CSK Software - Slingshot real-time data delivery via Internet/Intranets

The Division's line-up of products for the call center market comprises:

o        Rockwell - ACD and Call Center Solutions
o        Aspect - Voicetek  "Generations"  Interactive  Voice  Response  systems
o        Pipkins Inc, - "Maxima Advantage"  Workforce  Management  software
o        Witness - Quality  Monitoring  systems
o        Webline -  Web-based  Telebusiness/  e-Commerce system
o        Trans-Lux - electronic display systems
o        Dictaphone loggers

The Division grew out of supplying voice turret systems to the financial market. Over the past number of years it has added products to its offerings to suit the markets addressed.

The Division has established market leadership in 'instant-access' or `turret' voice systems in many of these key areas in Australia, with over 50% market share in the Australian financial markets, approximately 80% in emergency services. This is in addition to a steadily growing share of the broader 'command-control' sector including airlines, utilities, defense and other areas of government.

Major Contracts.

Among the major contracts secured recently in the last year were:

o Jindalee Operational Radar Network (JORN) - a defense contract for secure voice communications for the over-the-horizon radar monitoring system.
o Qantas Airways - digital voice and radio communications for streamlined load control operations throughout Australia New Zealand and Papua New Guinea.
o        Ambulance and Fire Brigade  Services  digital voice  communication  and call-out systems with multi-location networking, paging and computer-aided dispatch (CAD) systems integration.
o National Electricity Market Management Co (NEMMCO) - Operations security communications systems. (NEMMCO is involved in the creation of an Australia-wide electricity market.)
o Data Connections - Call Center systems including ACD, IVR and Workforce Management.
o Parliament House, Canberra - Voice systems for Security Control Area integrated with CCTV, perimeter door opening, intercom, lift phones and radio channels.
o        RAAF Radar Surveillance Units - secure voice communications.
o        Intercapital Brokers - Turret system.

The Future in Call Centers

The Company began its operations in this Division in 1987 with a core product distributed from V Band Corporation, a New Jersey corporation ("V Band"), which recently filed for protection under Chapter 11 of the US Bankruptcy Code. V Band was acquired by its major competitor, IPC. Since then negotiations have been undertaken between the Company and IPC regarding the Division representing IPC in Australia.

The Company recognized, over two years ago, that it had to diversify out of the financial market for voice turrets as the financial market was consolidating. The market chosen to diversify into was the call center market. Call Centers are evolving into versatile 'customer interaction centers' that facilitate contact by telephone, e-mail via a Web site call back, or by fax. Voice and Data Systems is targeting this stage of development (which will also offer messaging opportunities to FlexiFax Division). The new generation of call centers provides opportunities for sales of new systems and change-outs of older technology.

Call centers used to refer mainly to communications cost centers dealing with large volumes of inbound calls organized around Automatic Call Distribution
(ACD) or 'queuing systems'. More recently the concept has been extended to include varying mixes of outbound as well as inbound call handling B but call centers are still viewed largely as systems for bulk-processing of telephone traffic. However, business and government organizations need a variety of systems to communicate with clients, employees, business partners and the public and call centers are now evolving into customer interaction centers=, facilitating contact by telephone, e-mail, Web-site call-back and fax.

Call centers can operate independently of the location of their customers, even across international borders, and Australia is capitalizing on that flexibility. Regional and international call centers are being installed in Australia because of its lower staffing and establishment costs and multi-lingual workforce. An estimated 550 call centers are now operating in Australia, employing approximately 50,000 people with an annual expenditure of $1.2 billion. A market study by Price Waterhouse/ACA estimated the growth of this market in Australia at 20% annually. Other sources, such as the New South Wales Department of State & Regional Development, put this growth at 25%. According to their 1998 report, the greater Sydney area is home to half the international call centers operating in the Asia Pacific region.

Call centers serve the whole spectrum of industry, finance, transport, utilities and government and the Division has begun to extend its traditional focus on financial and emergency services to a much larger market.

The growth and expansion of this industry has lead to a need for products and services by call centers providing assistance and/or solutions to their strained and growing operations. By providing such products, the Company, even as a late entrant, can solicit any client or potential client with such product offerings, even though that client may be using competitors equipment. As a result of the Company's targeting initiative, the Division now represents ( together with other distributors in many cases) Rockwell Electronic Commerce (Call Centers), Dictaphone (Loggers) Witness (Quality monitoring systems), Translux (wall boards), Pipkins (workforce management software) and others. The Division uses a solution oriented approach to meet most customer technology needs.

Divisional sales for the year ended June 30, 1998 were $7.6 million, an increase of 12% over the previous year. Gross margins were a healthy 43% (excluding lower margins on more recently introduced products such as Multitone and Dictaphone which are marketed somewhat differently). Sales in the current fiscal year are expected to be significantly lower than in fiscal 1998 in part as a result of the IPC negotiations to acquire V Band, but an order book of over $4 million will provide a greater than usual level of certainty for the year 2000. The Company has moved into the call center market offering a number of products in this area. The expansion into the call center market should be considered as a start up business although the skills required to support these products are similar to those already being deployed in the financial trading area.

Operational Concerns

International Operations. As the Company's operations are internationally based, such operations are subject to numerous inherent risks beyond the Company=s control, including political and economic conditions affecting the countries of operation. The Company's international business activities may include difficulties in staffing and managing international operations, currency fluctuations and currency management issues, difficulties in collecting accounts receivable, imposition of public sector controls, trade and tariffs restrictions, price or exchange controls, limitations on repatriation of earnings, foreign tax consequences and the burdens of complying with a wide variety of foreign laws and regulations.

Suppliers/Service Providers.

Dependence on Key Suppliers - If any of the Company's key suppliers experience difficulty in providing products in a timely manner, this could adversely effect the Company's revenues and reputation in the market. Additionally, the failure on the part of these suppliers to develop and manufacture or supply new or enhanced products or software that meet or anticipate technological changes on a timely and cost-competitive basis could have a materially adverse effect on the Company's financial condition and results of operations.

Agreement with V Band - For the fiscal year ended June 30, 1998, sales of the V Band products accounted for 63% of the sales of the Voice and Data Systems. IPC, a previous competitor to V Band, has recently acquired V Band and the Company is currently in the process of discussing with IPC the marketing of both IPC and V Band product offerings.

Reliance on third parties - A substantial portion of the Company's total revenues are derived from the sale of products manufactured by third parties and the provision of professional services in connection with the sale and maintenance of such products. As a result, any factor adversely affecting such distribution rights or services would have a material adverse effect on the Company's business and results of operations.

Regulations.

Enforcement of Civil Claims - The Company was incorporated under the laws of Idaho, while the operating entities are based in Australia. Certain of its directors and all of its officers reside, and all of its assets are located, outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of the Company. It may also not be possible to enforce judgments obtained in United States courts predicated upon the civil liability provisions of applicable securities laws of the United States against the Company or its directors and officers.

Change in government policies - A deterioration in economic conditions in countries where the Company carries on business or other factors could result in a change in government policies which may materially affect the Company's financial position and results of operations.

Regulation of the telecommunications industry - The telecommunications industry is subject to regulatory control. Any amendments to current regulations could have a material adverse effect on the Company's business, results of operations and prospects.

Regulation of broadcast faxing and E-mailing - In recent years, legislation has been enacted in the United States, Europe, Australia and other countries restricting fax or E-mail broadcasting especially by businesses to private numbers/addresses. Similar restrictions are starting to appear governing business-to-business fax broadcasting and this may have an adverse affect on the Company's business and results.

Competition and Competitive Business Conditions.

Competition - The Company's Voice and Data Systems segment operates in a highly competitive environment. The markets in which the Company operates are comprised of a substantial number of global and regional competitors, many of which have greater financial, engineering, manufacturing and other resources than the Company. Competing with such companies will require continued investment by the Company in engineering, research and development, marketing and customer service and support. There can be no assurance that the Company will have sufficient resources to make such investments. Future profitability will depend upon broader market penetration which the Company has yet to secure.

The fax broadcast and messaging industry is intensely competitive and served by a wide range of companies, including major telephone service providers, ISPs in developed countries and other companies specializing in providing fax services. Many of these companies have significantly greater financial resources and reach than the Company and extensive established networks. Typically, FlexiFax does not have long-term contractual agreements with its clients and there can be no assurance that its clients will continue to transact business with the Company in the future. In addition, there can be no assurance that clients will not elect to use alternatives to FlexiFax's fax or messaging communications services, such as the Internet, to carry such communications or that companies offering such alternatives will not develop product features or pricing policies which are more attractive to clients than those offered by the Company. Such competitive companies may also invite partnering or joint venture arrangements with the Company in one country under a mutual agreement but still remain a strong competitor to the Company in others. This could require the Company to adapt or change out its technology to achieve such partnering or joint venture relationships.

Reliance on computer and communications systems - The Company's business is highly dependent on its computer and telecommunications systems and those of others for the operation and quality of service of the FlexiFax system. The temporary or permanent loss of all or a portion of any system, for whatever reason, could have a materially adverse effect on the Company's business, financial condition and results of operations.

Dependence on Telephone Services - In broadcasting faxes or other messaging technologies, FlexiFax is highly dependent on telephone service provided by local and long distance telephone companies in countries throughout the world. The quality and availability of telephone service varies and in some areas is limited. Any significant interruption in telephone service could adversely affect the Company. Rate increases imposed by telephone companies where FlexiFax operates nodes will increase the Company's operating expenses and could adversely affect its financial condition and results of operations.

Dependence on Internet Service Providers (ISPs) - In using the Internet as a receiving, transport or delivery mechanism for its messages, the service is highly dependent on the performance of ISPs throughout the world. As message traffic can be handed off from ISP to ISP beyond the control of the Company, any resultant traffic loss, failure or poor performance by any ISP in the chain could have a detrimental effect upon the service level and performance of the
                                       10

Company's service. This in turn could effect the Company's clients who may then opt not to use the service. Although the Company will always try to use reliable ISPs there can be no assurance that such performance problems will not occur.

Dependence on key customers - FlexiFax derives a significant portion of its revenues from a relatively small number of customers and there and there is no assurance that such customers will continue to provide the same levels of revenue in the future.

Concentration of Clients in the Financial Services Industry - Historically, a significant portion of the Company's revenues have been derived from sales to clients in the financial services industry. If the financial services industry suffers an economic downturn, it is likely that the Company would experience a decline in revenues, which could have a materially adverse effect on the Company's financial condition and results of operations.

Technology.

Lack of Patentable Technology - The Company owns no patentable technology. None of the Company's distributorship agreements provide the Company with exclusive proprietary technology and there can be no assurance that the Company will be able to sustain a competitive advantage against other firms with access to the same technology.

Dependence on unpatented proprietary know-how - Unlike certain of its competitors, FlexiFax relies on unpatented proprietary know-how. While the Company employs various methods to protect its know-how, such methods may not afford complete protection and there can be no assurance that others will not independently develop such know-how, obtain access thereto or develop a more efficient system.


Technology Risk - The Company's ability to compete effectively is dependent upon its ongoing significant investment in software development and telecommunications technology. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis. Future technological advances in the continually changing telecommunications industry may result in the availability of new services, products or methods of electronic document delivery that could compete with the document distribution services currently provided by FlexiFax. Moreover, decreases in the cost of existing products or services could enable the Company's current or potential clients to fulfill their own needs for electronic document distribution services more cost efficiently than through the use of the Company's services. There can be no assurance that the Company will not be adversely affected in the event of such technological change, or that changes in technology will not enable additional companies to offer services which could replace some or all of the services presently offered by FlexiFax.


Item 2.  Management's Discussion and Analysis

The core elements of the Company's business are messaging and communications, represented by the Company's two operating divisions, FlexiFax and Voice and Data Systems. The Company offers a range of quality products and solutions in both of these markets. The expansion of digital messaging is particularly strong and FlexiFax Division is rapidly broadening its offerings to meet customer demand. Similarly, in the systems market, the convergence of computer technology with telecommunications infrastructures has created a demand for ever-increasing functionality. The Voice and Data Systems Division markets a range of products designed to take advantage of some of these opportunities within its targeted niches of financial trading, command/control centers and call centers.

Management has established the following objectives for the Company over the next 12 months:

o Re-position the Company more towards a broad based messaging service and away from the heavy reliance on fax transmission on a proprietary fax network.
o Identify e-commerce opportunities complementary to the messaging services of the Company.
o Seek partnering or joint venture opportunities which will be complementary and provide opportunities for growth.
o Expand or identify channel opportunities to service new areas and to improve delivery or service levels in cities currently served.
o Upgrade, add features and improve the Flexifax software and move towards a more broad based message service capability, with particular focus on value added services rather than solely providing carriage capability.
o Expand the Company's voice and data systems business and product range and emphasis on call center applications and turrets.

As a result of the reverse acquisition of TWG by the Company in February 1999, the financial information and financial statements presented herein are those of TWG, the accounting acquirer. Thus, the financial position and results of operation of the Company were recorded in Australian dollars, the functional currency, and have been converted to US dollars.

Results of Operations and Financial Position for the Nine Month Period Ending March 31, 1999

Management's discussion and analysis of operations for the nine months ended March 31, 1999 is provided on the converted US dollar figures. References have been made to certain figures before taking into account the effect of the foreign currency translation adjustment where necessary.

The Voice and Data Systems division has returned a significant improvement in performance in the nine months ending March 31, 1999. Seasonal factors and the timing of Australian corporate and government decisions have historically caused the profitability of Voice and Data Systems Division to be volatile. The third quarter profit is encouraging. While globalization and the merger activity in the finance and investment industry have resulted in a modest level of activity in the Division's traditional sector of financial dealing rooms and exchanges, the Division's expansion into call center integration is planned to compensate for any reduction in revenue from traditional sources. However the call center activity should still be considered as a start up at the present time.

The acquisition of V Band by IPC created significant uncertainty in the market for the sale of V Band systems. This resulted in delayed or lost opportunities for the Company. However, the Company is in negotiations with IPC to be their distributor in Australia. If successful, this would improve the outlook for increased sales to the financial dealing room sector compared to those achieved during the year up to March 31, 1999.

In January 1999, FlexiFax acquired the Australian operations of Unifi Communications Australia Pty Ltd (formerly known as Fax International, "Unifi"). During the quarter under review, the former Australian customers of Unifi were transferred over to the FlexiFax system. The transition has been completed successfully.

Performance of the FlexiFax division improved in the third quarter due to a combination of improved sales by FlexiFax's international operations and the integration of Unifi business acquired in the quarter.

The newly opened London office is now operational in a start up phase. As part of the strategy in positioning FlexiFax as a global broadcaster and messaging entity, the Company has planned and is undertaking an expanded marketing plan with a European emphasis. The current operating budget provides for significant amounts of funds targeted at improving FlexiFax's market exposure and market share. The European market offers good growth potential and thus an opportunity for FlexiFax.

Combined Results of Operations for the Nine Months Ended March 31, 1999

Combined revenues of $6,472,282 for the first nine months of fiscal year 1999 ending March 31, 1999, were down from the $7,413,961 reported for the first nine months of fiscal 1998. (March 1999 revenues were similar to March 1998 revenues before adjusting for the foreign currency translation difference). Interest expense was $32,764 as compared with $21,708 for the corresponding period. The net loss amounted to $897,324 which was 9% better than the loss reported in the corresponding period of $922,204.

FlexiFax Global Services Division

FlexiFax revenue for the first nine months of fiscal year 1999 decreased to $2,522,403 from $2,634,789 for the corresponding period. (Sales were slightly higher than the comparative figure before adjusting for the foreign currency translation difference). Significant increases were recorded in overseas locations, namely USA (67%), UK (37%), and Singapore. International sales (derived outside of Australia) during the nine months ended March 31, 1999 increased by 53% over the corresponding period and represent 18.8% of total revenue compared with 11.8% in the corresponding period.

Gross profit margin (after distributors' commission) for the nine-month period was 53.0% compared with 55.6% in the corresponding period last year, due to changes in the overall customer and traffic profiles.

Total network operating costs increased slightly from $449,336 to $460,145 as a result of expansion of the global network and related network capacity. Selling, general and administrative expenses increased mainly as a result of expenditures incurred in establishing an office in London. As a result, salaries and benefits increased from $756,545 to $872,916, while other operating expenses reduced slightly from $488,037 to $446,357. (Other operating expenses showed a slight increase over the prior period before adjusting for the foreign currency translation difference.) FlexiFax operating losses increased from $572,417 to $755,740. These losses have been magnified due to the devaluation in the Australian dollar relative to the US dollar.

Voice and Data Systems Division

Voice and Data revenue for the nine month period ending March 31, 1999 was $3,949,879 down 17% from the corresponding period mainly due to a large contract of Multitone paging equipment being concluded in the corresponding period. Due to the project related nature of the activities, sales in this Division can vary significantly from quarter to quarter as orders for major projects are secured.

Gross profit margin for the nine-month period was 54% as compared with 44% for the corresponding period last year. Margins also vary from period to period and product to product depending on the distribution method and the impact of major contracts.

This Division has reported a profit in both the first and third quarters of fiscal year 1999.

The Voice and Data Division's operating loss before interest for the nine months was $56,059 as compared with a loss of $210,366 for the corresponding period last year. Operating expenses reduced to $2,103,176 from $2,142,736. (Operating expenses increased over the prior period, before adjusting for the foreign currency translation difference, mainly due to the recruitment of additional staff to enable the Division to build up its capability in call center systems and seize integration opportunities in new markets, as well as related expenditure in the pursuit of future revenue).

Liquidity and Capital Resources - Nine Months Ended March 31, 1999

As a result of operating losses, cash used in operating activities amounted to $1,684,782 for the nine month period ended March 31, 1999 compared to $481,728 in the corresponding period. Accounts receivable were reduced $91,498 to $2,053,802 at March 31, 1999.

Accounts payable and deferred revenue decreased by $1,289,011 to $2,512,790 largely as a result of payments to trade and other creditors.

Cash used in investing activities, largely consisted of the purchase of network equipment and software developments, amounted to $238,322 for the nine months ended March 31, 1999 compared to an inflow of $15,974 in the corresponding period.


Cash generated from financing activities increased by $2,203,660 for the nine months ended March 31, 1999 to $2,690,941 as a result of 300,000 shares being issued in Flexemessaging.com Inc, a short term loan financing and a loan from TWC.

Cash and equivalents increased by $767,837 to $1,357,714 at March 31, 1999.

Results of operations and financial position for Fiscal Years Ending June 30, 1998 and 1997

Management's discussion and analysis of operations for the years ended June 30, 1998 and 1997 are provided on converted US dollar figures. References have been made to certain figures before taking into account the effect of the foreign currency translation adjustment where necessary.

Combined Results of Operations

Combined revenues increased by 17% to $11,103,370 from $9,516,525 in 1997 as continued sales growth was experienced in both the FlexiFax and Voice and Data divisions. The Voice and Data division showed continued improvement with operating profits before interest and tax of $133,024 as compared to $24,185 in 1997. FlexiFax showed an improved operating loss before interest and tax of $625,520, down 40% from $1,039,220 reported in 1997, as economies of scale began to be realized. Head Office net expenses increased due to corporate relocation and investor relations activities. Interest expense reduced to $31,434 from $109,950 due to repayment of debt out of the proceeds of a Canadian financing in respect of TWC. The Company did not record any income tax expense in fiscal year 1998 due to operating losses. A net loss was recorded for the year 1998 of $703,094 down 31% from $1,022,609 in 1997.

FlexiFax Division

FlexiFax operating revenue increased 28% to $3,462,992 from $2,700,076 in 1997. International revenue (derived outside of Australia) increased by 100% while domestic revenue (derived in Australia) increased by 38%. Strong growth in international markets was achieved through greater market penetration in existing areas as well as in new areas such as Singapore and Vancouver. The slower growth rate experienced in the domestic market was due to a management initiative to maximize profitability per delivered minute of all transmissions, with such greater emphasis on margins resulting in an overall gross margin of $1,978,083 in 1998 up 46% from $1,347,015 in 1997.

FlexiFax experienced an overall growth of 70% in volume of delivered minutes of all transmissions. This growth necessitated expansion of network capacity resulting in network operating costs increasing to $633,613 in 1998, up 12% from $567,224 in 1997. The increase consisted of expenditures on equipment (leasing costs, depreciation and maintenance) and an expansion in the fixed bandwidth available on the network. Efficiencies in processing capacity resulted in only $127,000 in 1998 being spent on the FlexiFax network compared to $690,000 in 1997. In 1998, selling, general and administrative expenses increased to $1,564,228, slightly up from $1,519,780 in 1997. The increase was mainly attributable to increased staff costs as additional technical, marketing and customer support staff were employed. FlexiFax staff numbers increased by three to twenty-six employees at year end. FlexiFax operating losses decreased to $625,520 in 1998, down 40% from $1,039,220 in 1997.

Voice and Data Systems Division

Voice and Data Systems revenues increased 12% to $7,640,378 in 1998 from $6,816,449 in 1997, in tough market conditions. The increase was attributable to management initiatives to identify new products and market segments, as well as increased sales of Multitone paging equipment. In March 1998, the Division entered the call center market, being one of only two systems integrators chosen to supply and support Rockwell call center products. The

Division also signed distribution agreements with other key suppliers so as to offer a comprehensive suite of products to service the call center market. From April 1998 to June 1998, revenues of $515,000 were generated. In September 1997, the division finalized an Australian distribution agreement with Dictaphone Corporation for the supply of Dictaphone products in the region. This yielded revenues of $938,431. Multitone secured a significant project with the New South Wales Fire Brigade which resulted in paging revenues of $1,298,066 in 1998 from only $116,356 in 1997. In 1998, revenue from exports increased to $405,230 from $177,227 in 1997 due to a specific development carried out for V Band. Service revenues reduced to $835,880 in 1998 from $860,004 in 1997. Sales of V Band voice systems decreased because of global consolidation of financial market players and significant project delays.

Sales of data products increased to $328,790 as compared to $281,520 in 1997, while sales of electronic displays decreased 24% to $444,202 from $459,765 in 1997. Gross profit margins for 1997 and 1998 were 40% and 35% respectively. The reduction was due to sales generated from Dictaphone and Multitone products, which command lower margins and involve a greater element of resellers and sub-contractors. Without these sales, the gross margin on a like-for-like basis would have increased from 40% to 43%. Selling, general and administrative decreased to $3,001,568 in 1998 from $3,155,698 in 1997. Total numbers of Voice and Data division staff remained at twenty-eight employees at June 30, 1998. Voice and Data continued its improvement in operating income in 1998, with an operating profit of $133,024 compared to $24,185 in 1997.

Liquidity and Capital Resources for Fiscal Years Ended June 30, 1998 and 1997

Cash provided from operating activities amounted to $128,257 in 1998 compared to $222,742 used in operating activities in the corresponding period. Accounts receivable increased $99,898 to $2,123,749 at June 30, 1998, primarily due to a significant number of Voice and Data projects being completed in the last quarter. FlexiFax receivables decreased to $412,620 from $587,016 in 1997, despite a 29% increase in sales due to tight credit controls and collection procedures.

Total current liabilities increased in 1998 due to (i) the Voice and Data projects which were completed in the last quarter, (ii) an increase in deferred revenue due to two large projects being confirmed near year end, (iii) an increase in the level of operating capacity, (iv) necessary stockholdings of Dictaphone products being carried to support Australian distributors, and (v) as a result of withholding of payments to carriers pending correction of significant errors on their invoices.

Cash used in investing activities, largely consisted of the disposal of certain assets and the purchase of network equipment and software developments, amounting to a net inflow of $21,246 in 1998 as compared to an outflow of $699,546 in 1997.

Cash generated from financing activities decreased by $947,591 for the fiscal year ended June 30, 1998 to $151,861 mainly as a result of repayment of loans and a lower funding level requirement from TWC.

Cash and equivalents increased  $310,358 to $589,877 at June 30, 1998.

New Accounting Pronouncements

In 1997, the American Institute of Certified Public Accountants issued Statement on Position 97-2, "Software Revenue Recognition", ("SOP 97-2") which provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. It superseded SOP 91-1, "Software Revenue Recognition". It requires that if an arrangement to deliver software or a software system does not require significant production, modification, or customization of software, revenue should be recognized when all of the following conditions are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the vendor's fee is fixed or determinable; (4) collectibility is probable. If the arrangement does require significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with ARB 45, "long-term Construction-Type Contracts". SOP 97-2 is effective for transactions entered into in years beginning after December 15, 1997. Adoption of this standard will not have a material effect on the financial statements.

In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

In June of 1997, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standard (SFAS) 130, "Reporting Comprehensive Income". This standard establishes guidelines for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distribution to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS is effective for fiscal years beginning after December 15, 1997. Adoption of this standard did not have an effect on the financial statements.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 established standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision marker in deciding how to allocate resources and in assessing performance. Adoption of this standard will not have a material effect on the financial statements.

During 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits". This statement revised employers' disclosures about pension and other post retirement benefit plans but does not change measurement of recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1998. Adoption of this standard will not have a material effect on the financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets of liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on July 1, 2000 to affect its financial statements.

Uncertainty due to the Year 2000 Issue

The Year 2000 ("Y2K") Issue arises because many computerized systems use two digits rather than four digits to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity=s ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company has formulated a Y2K compliance program to test the Company's products and services for compliance. All the Company's principals who supply products have been asked for a compliance statement. However in the telecommunications environment, individual products may be compliant but their operations as a whole depends on third parties over which the Company has no control or in some cases even input.

The cost to the Company of the Y2K compliance program has not be itemized in the financial of the company but have been written off in general operating expenses and leasing costs (for equipment upgrade). Simulation tests have been conducted and where problems were found necessary software and hardware applications have been upgraded. The tests proved successful. However, it cannot be over emphasized that the correct Y2K operation depends on all parts of the network, including carriers, service providers, customers (and their PCs state of readiness, etc) being Y2K compliant for perfect operation.

The Company's state of readiness for Y2K

Flexifax Division. The central Tandem hub was upgraded in both hardware and software application, to a Tandem Computer version that Tandem supports for Y2K compliance. This was a two stage process, the first being in 1996 and the second stage, a series of software upgrades over the July and August 1998. On May 20, 1999, a performance test was undertaken simulating delivery performance with the date changing over from 1999 to 2000 occurring during the test period. Traffic tests were then carried out to prove satisfactory operation and delivery of faxes. Flexifax utilizes many carriers around the world, and these carriers also pass traffic to other carriers until the fax destination is reached. Correct delivery can only be achieved if all carriers network are operational. Flexifax's main bandwidth supplier for its leased circuits is IXnet. IXnet have informed the Company that they are taking all necessary steps to ensure compliance of their own equipment and the carriers that they use.

Voice and Data Division. Any software designed by the Company over the last year has been Y2K compliant. The equipment distributed from the Company's principals have also undergone test simulations for Y2K of the generic product. Similar tests were not done at client's sites but the Company believes most clients are conducting their own compliance programs.

The Y2K compliance position of following products (excluding any PCs owned or supplied by the customer) sold to, or used in customer premises, by the Voice and Data over the 12 months are as listed below:

V Band products - Not date dependent - Compliant

CSK Systems - Supplier certificated
Dictaphone - Supplier certificated (with one minor exception currently being addressed)
Multitone - Supplier  certificated
Rockwell  (ACD and  Transcend) - Supplier  certificated
Voicetek  -  Supplier  certificated
Witness  Systems  - Supplier   certificated
Webline  -  Supplier   certificated
NxOrc  -  Supplier certificated

Company designed products:

Clarity - Compliant
ASX software interface. Depends on the feed. Expected to be compliant by October 99.
Other  designs and  interfaces - Not date  dependent.
The Flexifax billing system has been tested for compliance by simulated date change - Compliant.

Internal Company Systems

Sybiz accounting. - Upgraded to compliant version July 1, 1999

PCs in the Company. Although there are a number of old PCs in the Company that are not compliant (old BIOS) the Company does not believe that they will cause any Y2K operational difficulty and if so, such will be exchanged with compliant ones. All PCs purchased over at least a year have been compliant. Any PC used in the Company's accounting area is Y2K compliant.

Cost of Y2K to the Company

Flexifax Division. There were a number of additional costs for changes to the software applications by outside parties. The cost for these however were not itemized out as other software enhancement work was aggregated into the programming work undertaken each time. These cost therefore are included in the monthly operating results. All other internal costs have been taken up in the monthly payroll costs for the Flexifax Division.

Voice and Data Division. The Company has not tracked the individual Y2K compliance costs as they were not considered material. The work that had to be done was primarily done by suppliers and principles. All costs were principally related payroll costs and some non material component costs.

Worst Case Risk Scenario

Flexifax Division. The Y2K problem could affect the Company from external parties.

1. Clients not having their systems compliant and therefore are unable to deliver traffic for some reason.
2.       The carrier or ISP network not accepting traffic.
3.       The Central Building Power.

In the case of clients in (1.) above, no client represents more than 5% of the companies monthly revenue billing. The vast majority of major users of the Flexifax service have their own Y2K compliance programs in place. Thus, although some companies may have problems it is unlikely all clients will. The Company has contacted its major client users to try and ensure that any potential problem is being addressed. The amount of traffic or transmissions sent in over the first week in January may diminish as focus is given towards each client Company's Y2K performance rather than distributing information by fax or e-mail. However, historically this time of year has always been a slow time due to the year end holidays around the world.

In the case of carriers in (2.) above, all carriers are taking Y2K seriously and implementing compliance programs. The problem, as seen by the Company, will involve billing rather than traffic handling performance, although this cannot be guaranteed. In the worst case, the result is a carrier to which the Company delivers bulk traffic fails to perform and does not accept its traffic. A contingency plan is in place for this scenario (see below).

In the case of building power in (3.) above, there is a (automatic change over) standby power generator, that is tested monthly, that can cover for this eventuality.

Y2K Contingency Plan

Flexifax Division. The most difficult challenge would be to redirect traffic of transmissions because a major carrier could not accept the traffic the Company presents to it. To protect against this eventuality there are two main contingency plans in place. The Flexifax technology allows for the traffic to the network nodes around the world to be reconfigured from the central Network Control Center in Sydney. Thus, traffic can be diverted from one node to another and so from one carrier to another by the Network Control Center changing the routing information in the Tandem. This allows for traffic rerouting should any one of the Company's major carriers around the world find that they cannot process the traffic. The Company's Bandwidth supplier is IXnet. They have a node in the Company's Network Control Center using fiber leased from a 'tier one carrier' in Australia. If IXnet experience problems, the Company's Network Control Center can reroute the traffic via the fiber of a different 'tier one carrier' in Australia to the Sydney site of a major US carrier. This US carrier already accepts significant traffic from the Company. If the traffic load is too great then additional nodes can be taken from other locations and made operational in the US carrier's site.

Voice and Data Division. The worst case scenario is that one or more of the Company's major customers experiences problems with their system's operation and then call on the Company to assist. Should there be too many calls of this nature at the same time, it is possible that there will not be enough manpower available to attend to all callers as fast as customers would like, or have come to expect, from the Company. The telephone numbers of support staff are held centrally and as such the maximum number of people will be made available, if necessary.

Competition

The Company's competition is very strong and consists of large carriers, ISPs as well as new start up industries. For Flexifax this includes Premiere Technologies (incorporating Xpedite), NetMove (formally FaxSav), Sprint, Cable & Wireless or other carriers or ISPs and some large media companies distributing news releases, and some start-up companies offering "free" faxes. The competitors for Voice and Data include British Telecom, Lucent Technologies, Panasonic, Sony, Hanson, NEC Nortel and any company offering call center services or solutions.

Item 3.  Description of Property

All Company property is leased. The Company currently operates from the following offices:



Australia           27th floor Grosvenor Place              Head Office address for      Lease
Sydney              225 George Street Sydney                all companies of Trade       expires on
                    NSW 2000   Australia                    Wind Communications          31 July
                                                            Limited.                     2000
                                                            FlexiFax Sydney

Australia           210 George Street                        Voice and Data Sydney       Lease
Sydney              NSW 2000 Australia                                                   expires on
                                                                                         30 June
                                                                                         2000

Australia           Level 7, Royal Insurance Building        Flexifax Melbourne          Monthly
Melbourne           440 Collins Street                       Voice & Data Melbourne      tenancy
                    Melbourne Victoria 3000

Singapore           200 Telok Ayer Street                    Voice & Data Singapore      Lease
                    Singapore 0106                           FlexiFax Singapore          expires on
                                                                                         31 May 2000

London              98 Curtain Road                          FlexiFax Global Services    Monthly
                    London EC2A3AA                           UK                          tenancy

Property occupied is currently adequate for the Company's needs.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the stock shown.


                                                           Percentage of
         Name                      Number of Stock       Outstanding Stock

Skyglen Pty Limited(1)(5)             1,445,358                15.10%

Martin McCarthy(5)                      230,685                 2.3%

Minbura Holdings Pty  (2) (5)           596,753                 6.2%

Patvilt (3) (5)                       1,324,910                13.8%

Frank Favretto (4) (5)                  270,735                 2.8%

Trade Wind Communications Limited     8,800,000                86.3%


(1)     An Australian trustee company controlled by Nicholas Rowland Bird.
(2)     An  Australian  trustee  company  controlled by Sion Grand
(3)     An Australian trustee company  controlled by Arthur  Christopher Walton
(4)     An  Australian trustee company controlled by Frank Favretto
(5) Beneficially held through Trade Wind Communications Limited ((1)-(4) above represent 40.2% of the 86.3% held through TWC.)

All Officers and Directors as a Group    19.1%  (3 persons consisting of Skyglen
                                                 Pty Limited, Martin McCarthy
                                                 and Frank Favretto)

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Generally, a person is deemed to be the beneficial owner of a security if he has the right to acquire voting or investment power within 60 days.

(2) Unless otherwise indicated, all addresses are at the Company's office.

The balance of the Company's securities are held by approximately fifty persons.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The directors and officers of the Company are as follows:

Name                         Age                        Position

Nicholas Bird                60                         CEO, Director

Frank Favretto               47                         Director

Martin McCarthy              43                         Director

Nicholas Bird is a co-founder of TWC and has extensive engineering and managerial experience, especially in South East Asia. He graduated as Assistant Engineer from the Cable and Wireless Engineering College in England in 1957. He was posted by Cable and Wireless to Cocos, Penang, Zanzibar and then to Singapore as a mux control engineer. From 1963 to 1969, Mr. Bird worked for William Jacks & Co. in Malaysia and Singapore, first as Technical Manager and later as Manager of Telecommunications.

In 1970, he joined Philips Telecommunications Industries, Hilversum, Holland in their Singapore operation and was soon promoted to Regional Manager of South East Asia for Telecommunications and Data Systems. During this time, he set up a telecommunications factory in Singapore for PABX and application development. Until 1981, Mr. Bird led Philips Telecommunications' Singapore operation in becoming a market leader in most of its chosen areas, increasing annual revenues of S$250,000 to in excess of S$20 million. He was promoted to Marketing Manager of TMC Limited, Philip's wholly owned UK based telecommunications subsidiary, responsible for the worldwide profitability and distribution of Philips customer premises switching equipment of below 100 lines.

Philips transferred Mr. Bird to Australia in 1985 as its Group Product Manager, Telecommunications and Data Systems. In this position, he was responsible for the director of the Australian operations and for implementing a strategy to make the Australian operations profitable. Philips approved a management buy-out offer of its Australian operations. Mr. Bird participated in the buy-out and founded Trade Wind Technologies Pty Ltd (formerly known as Trade Wind Communications Pty Ltd) in December 1986. He has been a significant force in the growth and development of TWC and he now uses his expertise for the continued growth of the Company in the capacity of Chief Executive Officer. Mr. Bird has been appointed as a Director to the Board of Directors of the Company.

Frank Favretto is a Chartered Accountant in Australia and is the non-executive director of AusAsean Management Ltd., an Australian private company and Chairman of Coms21 Limited, an Australian public company. Mr. Favretto established Bankers Trust Australia's stockbrokerage operations in 1984 and held the positions of Chairman and non-member director of its Australian Stock Exchange membership from 1984 to 1991. In 1991, he became Executive Vice-President of Bankers Trust Australia's equity underwriting committee. In this role, Mr. Favretto gained considerable experience in private and public capital raisings. He was appointed a Director of TWC in November, 1996 and has been appointed to the Board of Directors of the Company since completion of the reverse acquisition.

Martin McCarthy, was recently appointed a Director of the Company in May, 1999. Mr. McCarthy was the President and CEO of IDD Enterprises, L.P. ("IDD") which was recently sold to Dow Jones and Company. Mr. McCarthy has been a pioneer in the online world for almost two decades. He has managed large organizations which have created, commercialized and deployed leading edge technologies in the areas of communications, information services and transactions. Prior to joining IDD in 1988, Mr. McCarthy served as Vice President of Office Message and Information Services at Western Union and was the youngest corporate officer in the firm's 130 year history. Mr. McCarthy has an MBA from Harvard University.

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

Conflicts of Interest

Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Furthermore, no officer or director of the Company has ever promoted, is promoting or will be promoting any other blank check company during their tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Item 6.  Executive Compensation.

The Company does not currently compensate any executive directly. Nicholas Bird is employed by TWG, one of the Company's operating subsidiaries, under the terms of an employment agreement for compensation in excess of $100,000.


Board of Directors Compensation

The Company does not pay directors who are also executive officers for service on the Board of Directors. Directors receive $1,500 per meeting and are reimbursed for their expenses incurred in attending meetings of the Board of Directors.

Long-term Incentive and Pension Plans

The Company does not hold any long-term incentive or defined benefit pension plans. In relation to the Company's subsidiary operations in Australia, according to legislation the Company provides funds for long service leave to which staff become eligible after 10 years continuous service. Superannuation payments are in line with norms in the various countries that the Company and its subsidiaries do business in.

The Company is presently reviewing the merits of establishing an incentive stock option plan for its key executives and employees; however, no such plan has been approved or implemented.

Other

No director or executive officer is involved in any material legal proceeding against the Company in which he will receive a benefit from such legal proceedings.

Employment Agreements

The Company currently has no employment agreements with any of its employees. Certain employees have appointment letters.

Indemnification of Directors and Officers

The Company's Charter and Bylaws provide for indemnification of all directors and officers to the full extent permitted by the Idaho Corporation Law. Under such provisions, any director or officer who, in such capacity, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the Company's best interest. The Charter, Bylaws, and the Idaho Corporation Law further provide that indemnification is not exclusive of any other rights to which individuals may be entitled under the Charter, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.

The Company has the power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee, or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss incurred by any person in any capacity or arising out of his status as , whether or not we would have the power to indemnify person against liability under Idaho law.

Item 7.  Certain Relationships and Related Transactions.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.

The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share. There are 10,200,000 Common Stock issued and outstanding as of the date of this filing. There are no preferred stock issued or outstanding.

Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable stock. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding stock of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All stock of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

Preferred Stock. No Preferred Stock of the Company is presently issued or outstanding. The Preferred Stock of the Company may be issued in various series and shall have preferences as to dividends and to liquidation rights. The Board of Directors shall establish the specific rights, preferences, voting privileges and restrictions of such Preferred Stock or any series thereof.

                                     PART II

Item 1.  Market Price for Common Equity and Related Stockholder Matters.

The Company's Common Stock is quoted at the present time on the "Over-the-Counter" Bulletin Board. The Company's Common Stock commenced trading in April, 1999 at $3.00 per share under the symbol of "FLXM". The lowest trade was at $2.74, while the highest trade was at $4.50. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                        High Bid      Low Bid      Closing Bid      Volume
                        --------      -------      -----------      ------

April                    $3.3750      $1.8750       $3.2500        335,582

May                      $4.5000      $3.0000       $4.5000         35,384

June                     $4.5000      $3.0000       $3.0000         86,915

July                     $3.2500      $2.0000       $2.7500         50,450

There are approximately 50 holders of the Company's Common Stock. From 1970 to 1984 the Company issued its common stock to various independent contractors and employees for their services. Presently there are 10,200,000 shares of the Company's Common Stock outstanding with 20,000,000 common stock authorized. All of the issued and outstanding stock of the Company's Common Stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

As of the date of this Form 10-SB, 10,200,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose stock are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period, a number of stock which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of stock without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.


Item 4. Recent Sales of Unregistered Securities.

Prior to April 1999, the Company was a private company with the only issuance of
shares  being  made  pursuant  to  valid  merger   agreements   and/or  exchange
agreements.

On February 18, 1999, the Company sold 300,000 shares of Common Stock to three stockholders at $2.50 per share in a private placement pursuant to Regulation D,
Section 504. On April 6, 1999, the Company sold an additional 200,000 shares of Common Stock for $250,000.00 under the terms of a separate private placement. Each purchaser of the securities described above has represented that he/she/it understands that the securities acquired may not be sold or otherwise transferred absent registration under the Securities Act or the availability of an exemption from the registration requirements of the Securities Act, and each certificate evidencing the securities owned by each purchaser bears or will bear upon issuance a legend to that effect.

Item 5. Indemnification of Directors and Officers.

The Company's by-laws include provisions providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Idaho law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

In accordance with the laws of the State of Idaho, the Company's by-laws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification.

                                    PART F/S

Financial Statements.

The following financial statements are attached hereto and filed as a part hereof.

1)  Table of Contents - Financial Statements
2)  Independent Auditors' Report
3)  Balance Sheets
4)  Statement of Revenues and Expenses
5)  Statement of Cash Flows
6)  Statement of Changes in Stockholders' Equity
7)  Notes to Financial Statements

                                    PART III

Item 1.  Exhibit Index

No.                                                               Sequential
                                                                  Page No.

(3) Certificate of Incorporation and Bylaws

            3.1    Certificate of Incorporation and
                   Amendments Thereto                                65

            3.2    Bylaws                                            97

(10) Material Contracts


           10.1    Merger Agreement                                 109


(21) Subsidiaries

           21.1    List of Subsidiaries                             161

(27) Financial Data Schedule

            27.1   Financial Data Schedule - 9 months               162

            27.2   Financial Data Schedule - 12 months              163

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 FLEXEMESSAGING.COM, INC.
                                                 (Registrant)


Date: August 13, 1999


                                                 /s/ Nicholas Bird
                                                 ------------------------------
                                                 Nicholas Bird, President

                             Flexemessaging.com, Inc













                   REPORT FOR NINE MONTHS ENDED MARCH 31, 1999

5or financial accounting purposes, as a result of the reverse acquisition by Flexemessaging.com, Inc. (the "Company") of the business assets of Trade Wind Communications Limited ("TWC"), consisting of the stock of Trade Wind Group Pty Ltd. (the "Group"), the financial statements presented herein are the combined interim financial statements of the Group for the nine months ended March 31, 1999.

The Company has two divisions: Voice and Data Division and FlexiFax Division operating under the tradename of FlexiFax Global Services. Voice and Data Systems is a specialist supplier and integrator of voice communication systems and decision support applications for dealing rooms, emergency services and other organizations with mission-critical needs. FlexiFax Global Services operates an enhanced fax broadcast service over a global network. FlexiFax specializes in quality fax broadcasts generated from customers' desktops for delivery to any destination in the world.


SCHEDULE A              Financial Information

Flexemessaging.com, Inc
Combined Balance Sheets



                                                 Note    Unaudited
                                                         31 March
                                                           1999

Assets                                                       $
Current
   Cash                                           2      1,357,714
   Receivables                                    3      2,053,802
   Inventory                                      4        758,984
                                                         ---------
                                                         4,170,500
                                                         ---------

Capital assets                                    5        952,139
Goodwill                                          6         11,762
Other                                             7          4,156
                                                         ---------
                                                           968,057
                                                         ---------
                                                         5,138,557

Liabilities and Shareholders= Equity

Current
   Trade Creditors                                       1,080,470
   Sundry creditors and accruals                  9      1,202,656
   Customer deposits                                        37,902
   Unearned maintenance revenue                            191,762
   Current portion of lease obligations          10          9,792
   Loans payable                                  8      1,234,568
   Loans payable on securitization of debt       11         75,406
   Income taxes payable                                        117
                                                         ---------
                                                         3,832,673
                                                         ---------

Non Current
   Non current portion of lease obligations      10          2,351
   Employee entitlements payable                           120,176
                                                         ---------
                                                           122,527
                                                         ---------

Total Liabilities                                        3,955,200
                                                         ---------
Shareholders' Equity
    Share Capital                                12         10,200
    Reserves                                     13      3,973,626
    Contributed capital
    Comprehensive Income B Foreign currency
    translation                                  14        290,543
    Accumulated deficit                                 (3,091,012)
                                                         ---------
                                                         1,183,357
                                                         ---------
                                                         5,138,557

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Combined Statements of Loss and Comprehensive Loss


                                                 Note    Unaudited       Unaudited
                                                         31 March        31 March
                                                           1999             1998
                                                            $

Sales                                                    6,472,282      7,413,961
Less:
Cost of Goods Sold                                       3,061,214      3,901,109
                                                         ---------      ---------
Gross Profit                                             3,411,068      3,512,852

Operating expenses
Network operating costs                                    460,145        449,336
Selling, general and administrative                      3,475,950      3,601,712
Depreciation                                               348,213        369,472
                                                         ---------      ---------
Total operating expenses                                 4,284,308      4,420,520
                                                         ---------      ---------
Loss from Operations                                      (873,240)      (907,668)


Other income/(expense)
   Interest paid
        - leases                                                 -              -
        - loans B short term                               (32,764)       (21,708)
   Interest received                                         8,680          7,172
                                                         ---------      ---------
Loss for the period before income tax                     (897,324)      (922,204)

Income tax expense                                               -              -
                                                         ---------      ---------
Net loss                                                  (897,324)      (922,204)

Other comprehensive income, net of tax
Foreign currency translation adjustments                    55,379        132,703
                                                         ---------      ---------
Comprehensive loss                                        (841,945)      (789,501)

Basic and diluted net loss per share                         (0.10)         (0.11)

Stock used in computing net loss per share               8,900,000      8,800,000


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Combined Statements of Changes in Cash Flows

                                           Note         Unaudited             Unaudited
                                                        31 March              31 March
                                                           1999                  1998
Cash provided/(used) by:                                     $

Operating Activities
    Operations
          Net loss for the period                       (897,324)             (922,204)
          Items not involving cash:
          Amortization                                   348,213               369,472
                                                      ----------            ----------
                                                        (553,997)             (552,732)
          Increase/(decrease) from changes in:
          Accounts receivable                             91,498                66,706
          Inventory                                       48,447               341,788
          Accounts payable and deferred revenue       (1,289,011)             (326,246)
          Income taxes                                         3                   (17)
          Employee entitlement payable                    13,392               (11,227)
                                                      ----------            ----------
                                                      (1,684,782)             (481,728)

Investing Activities
          Investments in:
          Capital assets                                (238,322)               15,974
                                                      ----------            ----------
                                                        (238,322)               15,974

Financing Activities
          Lease liabilities repaid                        (7,008)              (11,292)
          Loan repaid                                                         (319,920)
          Proceeds on issue of stock                     640,000                  -
          Increase in loans payable                      807,949               818,493
          Loan from AICH                               1,250,000                  -
                                                      ----------            ----------
                                                       2,690,941               393,982

Increase in cash                                         767,837                21,527
Cash at beginning of period                              589,877               288,519
                                                      ----------            ----------
Cash at end of period                                  1,357,714               310,046
                                                      ----------            ----------
Supplemental non-cash investing and
financing activities
Loan converted to capital                              2,699,877


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Notes on the Financial Statements

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       Organization

         Trade Wind Communications Limited (VSE:TWC) ("TWC") entered into a business combination agreement ("Merger Agreement") with Flexemessaging.com, Inc. (previously Siler Ventures Inc.) and Atlantic International Capital Holdings Ltd. ("Atlantic") to complete a reverse acquisition of Flexemessaging.com Inc and a financing arrangement of US$3,660,000 through the sale of Flexemessaging.com, Inc. common stock pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. TWC owned all of the stock in Trade Wind Group Pty Ltd (the "Group") which controlled all the business assets.

         In summary, Flexemessaging.com, Inc acquired the business assets of TWC, consisting of the stock of the Group, in exchange for 8,800,000 shares of common stock of Flexemessaging.com, Inc. and Atlantic has made an interim placement of 300,000 shares of common stock of Flexemessaging.com, Inc. for US$750,000. Per the Merger Agreement, Atlantic is expected to place the balance of the US$3,660,000 financing through the sale of Flexemessaging.com Inc.'s common stock pursuant to a private placement.

         Flexemessaging.com, Inc. (the "Company") is incorporated under the laws of Idaho. Its stock is traded on the Over the Counter Bulletin Board, but is not registered with the US Securities and Exchange Commission or the securities commission of any state. Included in the issued stock are 600,000 shares of common stock beneficially owned by Atlantic. These shares are held in escrow and will be subject to performance by Atlantic under the terms of the Merger Agreement. The performance terms have not been met and the contract is currently under review by management.

         The Group was incorporated in Australia on 6 September 1988. Its principal activity comprises the manufacture and sale of telecommunication equipment and providing of communication services. The majority of sales to date have concentrated in Australia and South East Asia; however, with the expansion of its communication services to Europe and North America, the Group is developing a global profile.

         These financial statements are stated in US dollars and have been prepared in accordance with generally accepted accounting principles in United States.

         These financial statements present figures for the Group for the nine months ended 31 March 1999, and for the nine months ended 31 March 1998 in respect of the income statement.

b.       Principles of Combination

         The combined accounts comprise the accounts of the Group and all of its controlled entities. The reason for the combination is that the entities are under common control. A controlled entity is any entity controlled by the Group. Control exists where the Group has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with the Group to achieve the objectives of the Group. All material intercompany accounts and transactions have been eliminated.

Notes on the Financial Statements

c.       Going Concern

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

         The Company has incurred cumulative losses to date of $3,091,012 which includes a net loss for the current period of $897,324. The Company anticipates raising additional capital to meet its planned operational and expansion requirements over the remaining part of the financial year ending June 30th 2000. Should the appropriate level of funding not become available, then the Company will have to reduce its costs employed in various areas including its global expansion activities, network expansion, new channel marketing initiatives, R&D, sales and general marketing activities to a cost level to meet the anticipated cash needs for working capital and capital expenditure requirements. Thereafter if the Company's operations do not begin to deliver positive cashflows in sufficient amounts to satisfy the Company's requirements, then it will be necessary for the Company to raise additional funds through bank debt, equity funding, partnering with others to share overheads, undertake appropriate divestment strategies of certain technologies for equity or cash, or through other sources of capital. Additional funding may not be available, or may not be available on terms and timing acceptable to the Company, which could have a material adverse effect on the Company's financial position, its overall business and the result of operations.

         The market for fax and messaging is very competitive and the Voice and Data business, with its large contracts is heavily influenced by the economic conditions existing in Australia at the time. The Company does not expect this to change, and in fact, expects it to require even greater effort to overcome in the future. The Company will therefore need additional funding until it reaches significant levels of revenue and margin to become cashflow positive.

d.       Goodwill

         Goodwill is recorded initially at the amount by which the purchase price for a business or ownership interest in a controlled entity exceeds the fair value attributed to its net tangible assets at date of acquisition. Goodwill is amortized on a straight-line basis over a period of 10 years.

e.       Long-lived Assets

         Long-lived assets, consisting principally of capital assets and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
                                       37

         If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value.

f.       Inventories

         Inventories are measured at the lower of cost and net realizable value. Costs are assigned on a first-in first-out basis and include direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenses.

g.       Income Tax

         The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. To the extent it is more likely than not that all of the Company's deferred tax assets will not be realized a valuation allowance is recorded to reduce the deferred tax asset to its estimated net realizable value.

h.       Capital Assets

         Capital assets are recorded at cost. Amortization is provided on owned plant and equipment at rates between 4% and 36% using either the straight line or diminishing balance method. Leased assets are amortized over the term of the lease.

i.       Research and Development

         Research and Development expenditures are expensed as incurred.

j.       Employee Benefits

         Provision is made in respect of the Group's liability for annual leave and long service leave as of the balance sheet date. Long service leave is accrued in respect of all employees.

         Contributions are made by the Group to an employee superannuation fund and are charged as expenses when incurred. The amount contributed to the fund was $179,382 (1998: $178,970). The Group has no other legal obligation to provide benefits to employees on retirement.

k.       Revenue Recognition

         Sales revenue on contracts is recognized on a percentage of completion basis but finalization, at which point all associated costs are billed, is subject to acceptance of the operational capability and confirmation of installation by the customer. Until such time, accumulated costs (after progress billings) are held in Work in Progress (refer Note 4). Unearned maintenance revenue represents revenue received in advance of the period covered by the maintenance agreement. The revenue is recognized evenly over the period covered by the maintenance agreement.

l.       Foreign Currency Transactions and Balances

         The financial position and results of operations of the Company are determined using the Australian dollar as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each period end. Amounts on the statement of loss are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included in the comprehensive income account in shareholders' equity. The gains and losses from foreign currency transactions are included in net loss.

m.       Financial Instruments

         The Company's and the Group's financial instruments consist of cash, receivables, accounts payable, other loans, lease obligations and employee entitlements payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

n.       Use of Estimates

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. The assets which required management to make significant estimates and assumptions in determining carrying values include plant and equipment and all other non-current assets.

o.       Loss per share

         Basic earnings per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding each year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common stock equivalents that were outstanding during the period. During 1998 and up to the nine months ended 31 March 1999 there were no common stock equivalents, therefore both basic and dilutive earnings per share were the same amounts for both periods. Net loss per share is calculated assuming recapitalization occurred at the beginning of the earliest period shown.

p.       New Accounting Pronouncements

         In 1997, the American Institute of Certified Public Accountants issued Statement on Position 97-2, "Software Revenue Recognition", ("SOP 97-2") which provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. It superseded SOP 91-1, "Software Revenue Recognition". It requires that if an arrangement to deliver software or a software system does not require significant production, modification, or customization of software, revenue should be recognized when all of the following conditions are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the vendor's fee is fixed or determinable; (4) collectibility is probable.

         If the arrangement does require significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with ARB 45, "long-term Construction-Type contracts". SOP 97-2 is effective for transactions entered into in years beginning after December 15, 1997. Adoption of this standard did not have a material effect on the financial statements.

         In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

         In June of 1997, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standard (SFAS) 130, "Reporting Comprehensive Income". This standard establishes guidelines for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distribution to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS is effective for fiscal years beginning after December 15, 1997. Adoption of this standard did not have an effect on the financial statements.

         In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 established standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision marker in deciding how to allocate resources and in assessing performance. Adoption of this standard did not have an effect on the
         financial   statements.

         During 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits". This statement revised employers' disclosures about pension and other post retirement benefit plans but does not change measurement of recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1998. Adoption of this standard will not have a material effect on the financial statements.

         In June 1998, the Financial  Accounting Standards Board issued SFAS No.
         133. "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets of liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

         Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

q.       Interim Financial Statements

         The combined interim financial statements included herein are stated in US dollars and have been prepared by the Company, without audit, in accordance with gnerally accepted accounting principles in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

         These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these combined interim financial statements be read in conjunction with the financial statements of Flexemessaging.com Inc for the year ended 30 June 1998 and notes thereto included in the Company's registration on Form 10-SB. The Company follows the same accounting principles in preparation of interim reports.

         Results of operations for the interim periods are not indicative of annual results.

                                                        31 March
                                                          1999

                                                            $
NOTE 2:     CASH

         Cash at bank and on deposit                     1,353,352
         Cash on hand                                        4,362
                                                         ---------
                                                         1,357,714
                                                         ---------
NOTE 3:     RECEIVABLES

         Trade debtors                                   1,459,280
         Allowance for doubtful debts                      (23,022)
         Other debtors                                     617,544
                                                         ---------
                                                         2,053,802
                                                         ---------

NOTE 4:     INVENTORY

         Raw material                                      312,645
         Costs relating to long-term contracts             446,339
                                                         ---------
                                                           758,984
                                                         ---------

NOTE 5:     CAPITAL ASSETS

   (a)   Owned
         Plant, Equipment, Motor Vehicles and
         Furniture and Fittings - at cost                2,467,024
         Less accumulated amortization                  (1,534,442)
                                                         ---------
                                                           932,582
                                                         ---------

   (b)   Leased
         Leased Motor Vehicles -
         Capitalized lease assets                          167,739
         Less accumulated amortization                    (148,182)
                                                         ---------
                                                            19,557
                                                         ---------

         Cost                                            2,634,763
         Less accumulated amortization                  (1,682,624)
                                                         ---------
         Cost less accumulated amortization                952,139
                                                         ---------

                                                        31 March 1999
                                                              $
NOTE 6:  GOODWILL

       Goodwill                                           108,119
       Less accumulated amortization                      (96,357)
                                                         ---------
                                                           11,762
                                                         ---------

NOTE 7:  OTHER NON CURRENT ASSETS

       Trademarks                                           5,777
       Less accumulated amortization                       (1,619)
                                                         ---------
                                                            4,156
                                                         ---------

NOTE 8:  LOANS PAYABLE

         This loan was granted by Atlantic International Capital Holdings Limited (AICH) and constitutes bridge financing. This loan is repayable next quarter and is non-interest bearing.

NOTE 9:  SUNDRY CREDITORS AND ACCRUALS

       Sundry creditors and accruals                     1,056,925
       Employee entitlements                               145,731
                                                         ---------
                                                         1,202,656
                                                         ---------


                                                                      31 March
                                                                        1999
                                                                          $
NOTE 10:    LEASE LIABILITIES

     (a)    Finance Leasing Commitments

            Payable
            -      not later than one year                             10,935
            -      later than one year but not later than 2 years       2,827
            -      later than 2 years but not later than 3 years         -
            -      later than 3 years but not later than 4 years         -
            -      later than 4 years but not later than 5 years         -
                                                                      -------
            Minimum lease payments                                     13,762

            Less future finance charges                                 1,619
                                                                      -------
            Total lease liability                                      12,143

            Current portion                                             9,792
            Non-current portion                                         2,351
                                                                      -------
                                                                       12,143
                                                                      -------

Finance lease liabilities are collateralized by the underlying lease assets.

NOTE 11: LOANS PAYABLE ON SECURITIZATION OF DEBT

         In September 1997, the Company arranged a working capital-based facility with Scottish Pacific Business Finance Limited for its Australian domiciled customers of FlexiFax Global Services. This has been secured by a charge over the assets of Trade Wind Marketing Pty Ltd as well as guarantees by the Group and its subsidiaries. Interest is charged at the highest of the prevailing rates of Westpac Banking Corporation, Australia and New Zealand Banking Group Limited and National Australia Bank Limited plus a margin of 2%. The original term of this agreement was twelve months with automatic renewal. This agreement may be terminated by Scottish Pacific Business Finance Limited by giving one month=s notice or by the Company by giving three month's notice.

NOTE 12: SHARE CAPITAL

                                                                                  31 March
                                                                                     1999
                                                                                       $
                                                               Number of
                                                                 Stock

Authorized:  Ordinary stock with a par value of               20,000,000              $20,000
$ 0.001.
                                                                                   ----------
Authorized:  Preferred stock with a par value of $ 0.001.      5,000,000               $5,000

Issued: Ordinary stock with a par value of $.001 each,
fully paid                                                    10,200,000               10,200
                                                                                   ----------
                                                                                       10,200
                                                                                   ----------

NOTE 13:    RESERVES

                                                                 31 March
                                                                   1999
Share Premium Account

Balance beginning of year                                        273,505
Issue of stock                                                   746,955
Capitalization of Contributed Capital into Common Stock        2,699,877
Recapitalization                                                 366,539
Less: Listing costs                                             (113,250)
                                                              ----------
Balance end of year                                            3,973,626
                                                              ----------

NOTE 14:    COMPREHENSIVE INCOME B FOREIGN CURRENCY TRANSLATION


In accordance with SFAS 130, the accumulated comprehensive income comprises the following:

                                                                 31 March
                                                                    1999

      Accumulated comprehensive income
            Balance at beginning of year                           235,164
            Foreign currency translation adjustments                55,379
                                                                   -------
            Balance at end of period                               290,543
                                                                   -------

NOTE 15:    SEGMENTED FINANCIAL INFORMATION
The Group operates two business divisions, Voice and Data Systems and FlexiFax Global Services. Voice and Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. FlexiFax Global Services operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as on a materiality basis, all revenue has been generated from Australia. The accounting principles used to report the segment amounts is the same as that used to report the financial statements. Segmented financial information for these two divisions follows:

For the nine months ending 31 March 1999:




                                  Voice and        FlexiFax        Head Office     Combined
                                    Data

Revenue                           3,949,879         2,522,403          -          6,472,282
                                 ----------------------------------------------------------

Amortization                         92,571           255,642          -            348,213
                                 ----------------------------------------------------------

Segment operating profit/(loss)     (56,059)         (755,740)     (61,441)        (873,240)
                                 ----------------------------------------------------------

Identifiable assets               3,434,532         1,428,676      275,349        5,138,557
                                 ----------------------------------------------------------

For the nine months ending 31 March 1998:


                                        Voice and      FlexiFax      Head Office    Combined
                                        Data

Revenue                                4,779,172       2,634,789          -        7,413,961
                                       -----------------------------------------------------

Amortization                             102,080         267,392          -           369,472
                                       -----------------------------------------------------

Segment operating profit/(loss)         (210,366)       (572,417)     (124,885)      (907,668)
                                       -----------------------------------------------------

Identifiable assets                    2,260,411       1,269,999       310,300      3,840,710
                                       -----------------------------------------------------

NOTE 16:    EVENTS SUBSEQUENT TO BALANCE DATE

In April 1999, the Company sold 200,000 shares of common stock for $250,000 under the terms of a private placement.

On June 11, 1999 Simon Anderson voluntarily resigned as director without dispute.

BDO


TO THE SHAREHOLDERS
FLEXEMESSAGING.COM, INC



                                                    INDEPENDENT AUDITORS' REPORT


We have audited the accompanying combined balance sheets of Flexemessaging.com, Inc as of June 30 1998 and 1997 and the related combined statements of loss and comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Australian generally accepted auditing standards which do not differ in any material respects from generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Flexemessaging.com, Inc at June 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1c. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                            BDO Nelson
                                            Parkhill

Sydney, Australia                           BDO NELSON PARKHILL
August 11th, 1999                           CHARTERED ACCOUNTANTS

                             Flexemessaging.com, Inc






                       REPORT FOR YEAR ENDED JUNE 30, 1998

For financial accounting purposes, as a result of the reverse acquisition by Flexemessaging.com, Inc. (the "Company") acquiring the business assets of Trade Wind Communications Limited, consisting of the stock of Trade Wind Group Pty Ltd (the "Group"), the historical financial information of the Company presented herein is that of the Group for its fiscal year ended June 30, 1998 and June 30, 1997. As such, certain information presented herein, such as earning per share and disclosures regarding the share capital, will not provide a comparative basis to that of the Company post acquisition.

The Company has two divisions: Voice and Data Division and FlexiFax Division operating under the tradename of FlexiFax Global Services. Voice and Data Systems is a specialist supplier and integrator of voice communication systems and decision support applications for dealing rooms, emergency services and other organizations with mission-critical needs. FlexiFax Global Services operates an enhanced fax broadcast service over a global network. FlexiFax specializes in quality fax broadcasts generated from customers' desktops for delivery to any destination in the world.



SCHEDULE A              Financial Information

Audited financial statements follow

Flexemessaging.com, Inc
Combined Balance Sheets




                                              Note           30 June                        30 June
                                                              1998                           1997

Assets                                                          $                              $
Current
    Cash                                       2             589,877                        288,519
    Receivables                                3           2,123,749                      2,023,851
    Inventory                                  4             807,431                        917,028
                                                           ---------                     ----------
                                                           3,521,057                      3,229,398
                                                           ---------                     ----------

Capital assets                                 5          1,059,543                       1,300,851
Goodwill                                       6             19,043                          36,584
Other                                          7              3,983                           6,886
                                                          ---------                      ----------
                                                          1,082,569                       1,344,321
                                                          ---------                      ----------
                                                          4,603,626                       4,573,719

Liabilities and Shareholders' Equity

Current
    Other loans                               8                  -                         319,920
    Trade Creditors                                      2,231,344                       1,933,755
    Sundry creditors and accruals             9            968,748                       1,025,017
    Customer deposits                                      233,913                         263,296
    Unearned maintenance revenue                           367,796                         150,885
    Current portion of lease obligations     10             16,898                          76,950
    Loans payable on securitization of debt  11             71,748                               -
    Income taxes payable                                       114                             170
                                                         ---------                      ----------
                                                         3,890,561                       3,769,993
                                                         ---------                      ----------

Non Current
    Non current portion of lease obligations 10              2,253                          23,827
    Employee entitlements payable                          106,784                         165,702
                                                         ---------                      ----------
                                                           109,037                         189,529
                                                        ----------                      ----------

Total Liabilities                                       3,999,598                        3,959,522
                                                        ----------                      ----------

Shareholders' Equity

    Share Capital                            12          506,515                           506,515
    Reserves                                 13          273,505                           273,505
    Contributed capital                      14        1,782,532                         1,300,873
    Comprehensive income B
    foreign currency translation             15          235,164                            23,898
    Accumulated deficit                               (2,193,688)                       (1,490,594)
                                                      ----------                        ----------
                                                         604,028                           614,197
                                                      ----------                        ----------
                                                       4,603,626                         4,573,719

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Combined Statements of Loss and Comprehensive Loss


                                                     Note          30 June                   30 June
                                                                    1998                       1997
                                                                      $                         $

Sales                                                           11,103,370                  9,516,525
Less:
Cost of Goods Sold                                               5,999,363                  4,970,585
                                                                 ---------                  ---------
Gross Profit                                                     5,104,007                  4,545,940

Operating Expenses
Network operating costs                                            633,613                    567,224
Selling, general and administrative                              4,699,497                  4,524,264
Depreciation and amortization                                      451,772                    378,585
                                                                 ---------                  ---------
Total operating expenses                                         5,784,882                  5,470,073

                                                                 ---------                  ---------
Loss from Operations                                              (680,875)                  (924,133)

Other income/(expense)
            Interest paid
                        - leases                                    (1,451)                   (10,651)
                        - loans B short term                       (29,983)                   (99,299)
            Interest received                                        9,215                     11,474
                                                                 ---------                  ---------
Loss for the year before income tax                               (703,094)                (1,022,609)

Income tax expense                                      16            -                          -
                                                                 ---------                  ---------

Net loss                                                          (703,094)                (1,022,609)

Other comprehensive income, net of tax
Foreign currency translation adjustments                           211,266                     53,842
                                                                 ---------                  ---------
Comprehensive loss                                                (491,828)                  (968,767)

Basic and diluted net loss per share                                 (1.03)                     (1.50)

Stock used in computing net loss per share                         680,800                    680,800


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Combined Statements of Changes in Cash Flows

                                                                               30 June                  30 June
                                                                               1998                       1997
                                                                                 $                          $
Cash provided/(used) by:
Operating Activities
Operations
            Net loss for the year                                             (703,094)                (1,022,609)
            Items not involving cash:
            Amortization                                                       451,772                    378,585
                                                                              --------                 ----------
                                                                              (251,322)                  (644,024)

            Increase/(decrease) from changes in:
            Accounts receivable                                                (99,898)                  (936,752)
            Inventory                                                          109,597                   (481,690)
            Accounts payable and other
            accruals                                                           428,848                  1,709,986
            Income taxes                                                           (56)                      (102)
            Employee entitlement payable                                       (58,918)                   129,840
                                                                              --------                 ----------
                                                                               128,251                   (222,742)
                                                                              --------                 ----------
Investing Activities

            Investments in:
            Capital assets                                                      21,246                   (699,546)
                                                                              --------                 ----------
                                                                                21,246                   (699,546)
Financing Activities
            Bank overdraft B repaid                                               --                     (118,081)
            Loans repaid                                                      (319,920)                   (25,480)
            Convertible note converted                                            --                     (131,095)
            Lease liabilities repaid                                           (81,626)                   (40,739)
            Proceeds on issue of stock                                            --                      113,974
            Increase in loans payable on
            securitization of debt                                              71,748                          -
            Increase in contributed capital                                    481,659                  1,300,873
                                                                              --------                 ----------
                                                                               151,861                  1,099,452
                                                                              --------                 ----------
Increase in cash                                                               310,358                    177,164
Cash at beginning of year                                                      288,519                    111,355
Cash at end of year                                                               --                         --
                                                                            ----------                 ----------
                                                                               589,877                    288,519
                                                                              --------                 ----------


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Notes on the Financial Statements

NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.          Organization

            Trade Wind Communications Limited (VSE:TWC) ("TWC") entered into a business combination agreement ("Merger Agreement") with Flexemessaging.com Inc. (previously Siler Ventures Inc.) and Atlantic International Capital Holdings Ltd. ("Atlantic") to complete a reverse acquisition of Flexemessaging.com, Inc and a financing arrangement of US$3,660,000 through the sale of Flexemessaging.com, Inc. common stock pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. TWC owned all of the stock in Trade Wind Group Pty Ltd (the "Group") which controlled all the business assets.

            In summary, Flexemessaging.com, Inc acquired the business assets of TWC, consisting of the stock of the Group, in exchange for 8,800,000 shares of common stock of Flexemessaging.com, Inc. and Atlantic has made an interim placement of 300,000 shares of common stock of Flexemessaging.com, Inc. for US$750,000. Per the Merger Agreement, Atlantic is expected to place the balance of the US$3,660,000 financing through the sale of Flexemessaging.com, Inc.'s common stock pursuant to a private placement.

            Flexemessaging.com, Inc (the "Company") is incorporated under the laws of Idaho. Its stock is traded on the Over the Counter Bulletin Board market, but is not registered with the US Securities and Exchange Commission or the securities commission of any state. Included in the issued stock are 600,000 shares of common stock beneficially owned by Atlantic. These shares are held in escrow and will be subject to performance by Atlantic under the terms of the Merger Agreement. The performance terms have not been met and the contract is currently under review by management.

            The Group was incorporated in Australia on 6 September 1988. Its principal activity comprises the manufacture and sale of telecommunication equipment and the providing of communication services. The majority of sales to date have been concentrated in Australia and South East Asia; however, with the expansion of its communication services to Europe and North America, the Group is developing a global profile.

            These financial statements are stated in US dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America.

            These financial statements present comparative figures for the Group for the years ended 30 June 1997 and 30 June 1998, and include the results of operations of Dictaphone (previously a division of TWC) from the date of implementation, September 1997.
                                       53

b.          Principles of Combination

            The combined accounts comprise the accounts of the Group and all of its controlled entities. The reason for the combination is that the entities are under common control. A controlled entity is any entity controlled by the Group. Control exists where the Group has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with the Group to achieve the objectives of the Group. All material intercompany accounts and transactions have been eliminated.

c.          Going Concern

            The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

            The Company has incurred cumulative losses to date of $2,193,688 which includes a net loss for the current period of $703,094 and has a working capital deficiency of $369,504 as at 30 June 1998. The Company anticipates raising additional capital to meet its planned operational and expansion requirements over the remaining part of the financial year ending June 30th 2000. Should the appropriate level of funding not become available, then the Company will have to reduce its costs employed in various areas including its global expansion activities, network expansion, new channel marketing initiatives, R&D, sales and general marketing activities to a cost level to meet the anticipated cash needs for working capital and capital expenditure requirements. Thereafter if the Company's operations do not begin to deliver positive cashflows in amounts sufficient to satisfy the Company's cash requirements, then it will be necessary for the Company to raise additional funds through bank debt, equity funding, partnering with others to share overheads, undertake appropriate divestment strategies of certain technologies for equity or cash, or through other sources of capital. Additional funding may not be available, or may not be available on terms and timing acceptable to the Company, which could have a material adverse effect on the Company's financial position, its overall business and the result of operations.

            The market for fax and messaging is very competitive and the Voice and Data business, with its large contracts is heavily influenced by the economic conditions existing in Australia at the time. The Company does not expect this to change, and in fact, expects it to require even greater effort to overcome in the future. The Company will therefore need additional funding until it reaches significant levels of revenue and margin to become cashflow positive.

d.          Goodwill

            Goodwill is recorded initially at the amount by which the purchase price for a business or ownership interest in a controlled entity exceeds the fair value attributed to its net tangible assets at date of acquisition. Goodwill is amortized on a straight line basis over a period of 10 years.

e.          Long-lived Assets

            Long-lived assets, consisting principally of capital assets and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and the carrying value.

f.          Inventories

            Inventories are measured at the lower of cost and net realizable value. Costs are assigned on a first-in first-out basis and include direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenses.

g.          Income Tax

            The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. To the extent it is more likely than not that all of the Company's deferred tax assets will not be realized a valuation allowance is recorded to reduce the deferred tax asset to its estimated net realizable value.

h.          Capital Assets

            Capital assets are recorded at cost. Amortization is provided on owned plant and equipment at rates between 4% and 36% using either the straight line or diminishing balance method. Leased assets are amortized over the term of the lease.

i.          Research and Development

            Research and Development expenditures are expensed as incurred.

j.          Employee Benefits

            Provision is made in respect of the Group's liability for annual leave and long service leave as of the balance sheet date. Long service leave is accrued in respect of all employees.

            Contributions are made by the Group to an employee superannuation fund and are charged as expenses when incurred. The amount contributed to the fund was $236,954 (1997: $ 170,383). The Group has no other legal obligation to provide benefits to employees on retirement.
                                       55

k.          Revenue Recognition

            Sales revenue on contracts is recognized on a percentage of completion basis but finalization, at which point all associated costs are billed, is subject to acceptance of the operational capability and confirmation of installation by the customer. Until such time, accumulated costs (after progress billings) are held in Work in progress (refer Note 4). Unearned maintenance revenue represents revenue received in advance of the period covered by the maintenance agreement. The revenue is recognized evenly over the period covered by the maintenance agreement.

l.          Foreign Currency Transactions and Balances

            The financial position and results of the operations of the Company are determined using the Australian dollar as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each year end. Amounts on the statement of loss are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of different exchange rates from period to period are included in the comprehensive income account in shareholders' equity. The gains and losses from foreign currency transactions are included in net loss.

m.          Financial Instruments

            The Company's and the Group's financial instruments consist of cash, receivables, accounts payable, other loans, lease obligations and employee entitlements payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

n.          Use of Estimates

            The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. The assets which required management to make significant estimates and assumptions in determining carrying values include plant and equipment and all other non-current assets.

o.          Loss per share

            Basic earnings per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common stock equivalents that were outstanding during the period. During 1997 and 1998 there were no common stock equivalents, therefore both basic and dilutive earnings per share were the same amounts for both periods.

p.          New Accounting Pronouncements

            In 1997, the American Institute of Certified Public Accountants issued Statement on Position 97-2, "Software Revenue Recognition", ("SOP 97-2") which provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing or otherwise marketing computer software. It superseded SOP 91-1, "Software Revenue Recognition". It requires that if an arrangement to deliver software or a software system does not require significant production, modification, or customization of software, revenue should be recognized when all of the following conditions are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the vendor=s fee is fixed or determinable; (4) collectibility is probable. If the arrangement does require significant production, modification, or customization of software, the entire arrangement should be accounted for in conformity with ARB 45, "long-term Construction-Type Contracts". SOP 97-2 is effective for transactions entered into in years beginning after December 15, 1997. Adoption of this standard will not have a material effect on the financial statements.

            In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

            In June of 1997, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standard (SFAS) 130, "Reporting Comprehensive Income". This standard establishes guidelines for the reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distribution to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS is effective for fiscal years beginning after December 15, 1997. Adoption of this standard did not have an effect on the financial statements.

            In June 1997, the Financial Accounting Standards Board issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") which supersedes SFAS No. 14, Financial
            Reporting for Segments of a Business Enterprise. SFAS 131 established standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision marker in deciding how to allocate resources and in assessing performance. Adoption of this standard will not have a material effect on the financial statements.

            During 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits". This statement revised employers' disclosures about pension and other post retirement benefit plans but does not change measurement of recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1998. Adoption of this standard will not have a material effect on the financial statements.

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets of liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

            Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on July 1, 2000 to affect its financial statements.

                                                           30 June                     30 June
                                                             1998                        1997
                                                             $                            $

NOTE 2: CASH

Cash at bank and on deposit                                586,129                      285,970
Cash on hand                                                 3,748                        2,549
                                                         ---------                    ---------
                                                           589,877                      288,519
                                                         ---------                    ---------

NOTE 3: RECEIVABLES

Trade debtors                                            1,883,883                    1,790,493
Allowance for doubtful debts                               (21,875)                     (44,324)
Other debtors                                              261,741                      277,682
                                                         ---------                    ---------
                                                         2,123,749                    2,023,851
                                                         ---------                    ---------

NOTE 4: INVENTORY

Raw material                                               266,726                      223,671
Costs relating to long-term contracts                      540,705                      693,357
                                                         ---------                    ---------
                                                           807,431                      917,028
                                                         ---------                    ---------


NOTE 5:     CAPITAL ASSETS

                                                          30 June           30 June
                                                           1998              1997
                                                             $                $

      Furniture and Fittings - at cost                    465,789           415,457
      Motor Vehicles - at cost                             82,830           102,810
      Leasehold improvements B at cost                    305,325           182,975
      Less accumulated amortization                    (1,147,918)         (983,547)
                                                       ----------        ----------
                                                        1,041,201         1,200,073

(b)   Leased
      Leased Motor Vehicles -
      Capitalized lease assets                            160,750           199,996
      Less accumulated amortization                      (142,008)          (99,218)
                                                       ----------        ----------
                                                           18,742           100,777
                                                       ----------        ----------

Total
Cost                                                    2,349,869         2,383,616
Less accumulated amortization                          (1,289,926)       (1,082,765)
                                                       ----------        ----------
Cost less accumulated amortization                      1,059,943         1,300,851
                                                       ----------        ----------


                                                          30 June           30 June
                                                           1998              1997
                                                             $                 $

NOTE 6:     GOODWILL

Goodwill                                                 103,614            128,911
Less accumulated amortization                            (84,571)           (92,327)
                                                       ---------           --------
                                                          19,043             36,584
                                                       ---------           --------

NOTE 7:     OTHER NON CURRENT ASSETS

Trademarks                                                 5,535              6,886
Less accumulated amortization                             (1,552)               -
                                                       ---------           --------
                                                           3,983              6,886
                                                       ---------           --------

NOTE 8:     OTHER LOANS

With the proceeds from the public float of TWC in August 1997, the Group repaid its obligations with respect of the loans with BLE Capital Limited, which were due upon listing. The terms were as follows:


            44,640     Management fee payable upon listing

           126,480 repayable on listing or at the rate of A$15,000 per month from 31 July 1997 if listing had not occurred by 30 June 1997.

           148,800 repayable on listing or at the rate of A$10,000 per month from 31 July 1997 if listing had not occurred by 30 June 1997.

                       Interest on the above loan is at the bank bill swap reference rate plus excess of either 6% or 7% (equivalent to 11.32% to 12.32% at 30 June 1997).
          -------
          319,920
          -------

                                                      30 June         30 June
                                                      1998            1997
                                                        $               $

NOTE 9:     SUNDRY CREDITORS AND ACCRUALS

Sundry creditors and accruals                       843,974           909,592
Employee leave entitlement                          124,774           115,425
                                                  ---------         ---------
                                                    968,748         1,025,017
                                                  ---------         ---------

                                                      30 June         30 June
                                                      1998            1997
                                                        $               $

NOTE 10:   LEASE LIABILITIES

(a)        Finance Leasing Commitments
           Payable
           -    not later than one year              17,994            81,315
           -    later  than one year but not          2,709            25,757
                later than 2 years
           -    later  than 2 years but not later
                than 3 years                            -                 -
           -    later  than 3 years but not later
                than 4 years                            -                 -
           -    later than 4 years but not later
                than 5 years                            -                 -
                                                      ------          -------
           Minimum lease payments                     20,703          107,072

           Less future finance charges                 1,552            6,296
                                                      ------          -------
           Total lease liability                      19,151          100,776
                                                      ------          -------

           Current portion                            16,898           76,950
           Non-current portion                         2,253           23,827
                                                      ------          -------
                                                      19,151          100,776
                                                      ------          -------
           Finance lease  liabilities  are
           collateralized  by the underlying
           lease assets.

(b)        Operating Lease Commitments

           Non-cancelable operating
           leases contracted for but
           not capitalized in the accounts

           Payable
           -     not later than one year            343,039          133,738
           -     later  than one year but not
                 later than 2 years                 292,527          105,705
           -     later  than 2 years but not
                 later  than 3 years                404,149           32,267
           -     later  than 3 years but not
                 later  than 4 years                 10,753                -
           -     later than 4 years but not
                 later than 5 years                       -                -
                                                  ---------          -------
                                                  1,050,468          271,710
                                                  ---------          -------

NOTE 11:    LOANS PAYABLE ON DEBT SECURITIZATION OF DEBT

In September 1997, the Company arranged an unlimited working capital-based facility with Scottish Pacific Business Finance Limited for its Australian domiciled customers of FlexiFax Global Services. This has been secured by a charge over the assets of Trade Wind Marketing Pty Ltd as well as guarantees by the Group and its subsidiaries. Interest is charged at the highest of the prevailing rates of Westpac Banking Corporation, Australia and New Zealand Banking Group Limited and National Australia Bank Limited plus a margin of 2%. The original term of this agreement was twelve months with automatic renewal. This agreement may be terminated by Scottish Pacific Business Finance Limited by giving one month's notice or by the Company giving three month's notice.

NOTE 12:    SHARE CAPITAL


                                          30 June         30 June       30 June            30 June
                                            1998          1997          1998               1997
                                          Number of     Number of         $                   $
                                          Stock         Stock

(Expressed in Australian Dollars
except for the number of stock)

Authorized:  Ordinary stock with
 a par value of A$1 each,                  1,000,000      1,000,000      A$1,000,000       A$1,000,000
                                                                         -----------       -----------

Issued: Ordinary stock with a par value      680,800        680,800          506,515           506,515
 of $1 each, fully paid                                                  -----------       -----------
                                                                             506,515           506,515
                                                                         -----------       -----------

NOTE 13:    RESERVES

Share Premium Account

Balance beginning of year                                                    273,505           273,505
Movement during year                                                               -                 -
                                                                           ---------        ----------
Balance end of year                                                          273,505           273,505
                                                                           ---------        ----------

NOTE 14:    CONTRIBUTED CAPITAL

Loan is payable to Trade Wind Communications Limited. This loan is unsecured and does not attract interest and there has been no timetable set for repayment. This loan is considered to be contributed capital

                                                         30 June        30 June
                                                         1998           1997
                                                           $               $
NOTE 15:    COMPREHENSIVE INCOME B FOREIGN CURRENCY TRANSLATION

In accordance with SFAS 130, the accumulated comprehensive income comprises the following:

Accumulated comprehensive income
     Balance at beginning of year                         23,898       (29,944)
     Foreign currency translation adjustments            211,266        53,842
                                                      ----------     ---------
     Balance at end of year                              235,164        23,898

NOTE 16: RENT

Rent expense incurred                                    324,419       307,225

NOTE 17:    INCOME TAX EXPENSE

Estimated tax losses available to the Group to be carried forward to future years amount to $4,057,173 (1997: $4,197,636). These losses are not subject to an expiry date, however, the benefits of these losses will only be obtained if:

(a) the Group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realized;

(b) the Group continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the Group in realizing the benefit from the deduction for the loss.

Accumulated losses at the end of the year.        (2,223,632)     (1,520,538)

Prima Facie Tax Benefit B on Tax Losses @ 36
cents in $                                          (800,508)       (547,394)
Valuation allowance                                  800,508         547,394
                                                 -----------      -----------
                                                           -               -
                                                 -----------      -----------

NOTE 18:    SEGMENTED FINANCIAL INFORMATION

The Group operates two business divisions, Voice and Data Systems and FlexiFax Global Services. Voice and Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. FlexiFax Global Services operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as on a materiality basis, all revenue has been generated from Australia. The accounting principles used to report the segment amounts is the same as that used to report the financial statements. Segmented financial information for these two divisions follows:

For the year ending 30 June 1998

                                      Voice and          FlexiFax    Head Office    Combined
                                        Data

Revenue                               7,640,378         3,462,992       -         11,103,370
                                     -------------------------------------------------------

Amortization                            107,558           289,536    54,678          451,772
                                     -------------------------------------------------------

Segment operating profit/(loss)         133,024          (625,520) (188,379)        (680,875)
                                     -------------------------------------------------------

Identifiable assets                   3,098,631         1,252,369   252,626        4,603,626
                                     -------------------------------------------------------

For year ending 30 June 1997

Revenue                               6,816,449         2,700,076         -        9,516,525
                                     -------------------------------------------------------

Amortization                            112,557           218,484     47,544         378,585
                                     -------------------------------------------------------

Segment operating profit/(loss)          24,185        (1,039,220)    90,902        (924,133)
                                     -------------------------------------------------------

Identifiable assets                   2,768,414         1,618,889    186,416       4,573,719
                                     -------------------------------------------------------

NOTE 19:    EVENTS SUBSEQUENT TO BALANCE DATE

On February 5, 1999, Trade Wind Communications Limited ("TWC") consummated a business combination agreement with Flexemessaging.com, Inc. (the "Company"). The Company acquired the operating assets of TWC, consisting of the stock of Trade Wind Group Pty Ltd ("TWG"), in exchange for 8.8 million shares of the Company's common stock. For financial accounting purposes, this transaction will be accounted for as a reverse takeover of the Company by TWG. Loss per share on a pro forma basis, based on the 8.8 million shares exchanged, would have been $(.08) and $(.012) for the years ended June 30, 1998 and 1997, respectively.